TRANS HEX

TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

405 VOORTREKKER RD PAROW 7500 PO BOX 723 PAROW 7499 CAPE TOWN SOUTH AFRICA REPUBLIC OF SOUTH AFRICA
TEL +27 21 937 2000 FAX +27 21 937 2100 www.transhex.co.za EMAIL [redacted]

03037996

SUPPL

GJZ/mb/ADR
2003-11-19

DEC 03 2003

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copies of the following documents :

1. A copy of the minutes of the 23rd Annual General Meeting which was sent to the JSE Securities Exchange South Africa in terms of their rules;

2. A copy of Form CM 29 dated 10 November 2003 which was sent to the Registrar of Companies thereby notifying the Registrar of the resignation of Mr A C Louw as executive director of Trans Hex Group Limited. The JSE Securities Exchange South Africa has received copies thereof.

3. Interim Financial Results for the six months ended 30 September 2003.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 937 2000 should you have any queries regarding the above.

Yours faithfully

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

G J ZACHARIAS
COMPANY SECRETARY

dlw 12/8

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

Opgawe van besonderhede soos op /
Return of Particulars as at 10 November 2003

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ______________________
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______________________

Datum
Date 10 November 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BüHRMANN
2. Volle voorname/Full forenames	WILHELM EMIL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 5 0 4 2 4 5 1 3 1 0 0 4
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	4 February 1994 Director
6. Woonadres/Residential address	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7. Besigheidadres/Business address	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8. Posadres/Postal address	P O BOX 456 STELLENBOSCH 7599
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	GROUP INVESTMENT MANAGER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 7 0 0 1 0 8 5 0 2 2 0 8 6
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	GARDNER
2.:	CALVYN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6 2 0 8 1 9 5 0 3 7 0 8 3
5.: (a)	1 September 2001
(b)	Director
6.:	405 VOORTREKKER ROAD PAROW 7500
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LOUBSER	
2.:	MAGDALENA SUSANNA	
3.:		
4.:	Jaar Year / Maand Month / Dag Day	5 9 1 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001	
(b)	Director	
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550	
7.:	405 VOORTREKKER ROAD PAROW 7500	
8.:	P O BOX 723 PAROW 7499	
9.:	South African	
10.:	FINANCIAL DIRECTOR	
11.:	Yes	
12.:	No Change	

1.:	KRIGE	
2.:	ALWYN MERWE	
3.:		
4.:	Jaar Year / Maand Month / Dag Day	5 5 0 4 1 1 4 5 0 0 2 0 8 1
5.: (a)	27 May 2002	
(b)	Director	
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600	
7.:	405 VOORTREKKER ROAD PAROW 7500	
8.:	P O BOX 723 PAROW 7499	
9.:	South African	
10.:	EXECUTIVE DIRECTOR : LAND DIVISION	
11.:	Yes	
12.:	No Change	

B Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

C Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 10 November 2003

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

Registration No. of company

1963/007579/06

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED | PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:		1.:	
2.:		2.:	
3.:		3.:	
4.:	Jaar Year / Maand Month / Dag Day	4.:	Jaar Year / Maand Month / Dag Day
5.: (a)		5.: (a)	
(b)		(b)	
6.:		6.:	
7.:		7.:	
8.:		8.:	
9.:		9.:	
10.:		10.:	
11.:		11.:	
12.:		12.:	
13.:	No change	13.:	No change

1963/007579/06

LIST OF DIRECTORS CONTINUED.......

1.:	VAN ROOYEN '
2.:	BERNARD RENIER
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
5.: (b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	LOUW
2.:	ANDRIES CORNELIS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 8 1 0 3 1 5 0 4 0 0 8 7
5.: (a)	29 February 2000
5.: (b)	Director
6.:	15 PERLEMOEN STREET BLOUBERGSTRAND 7441
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : MARINE
11.:	Yes
12.:	Resigned - 31 October 2003

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-third Annual General Meeting of Shareholders of Trans Hex held on Friday 15 August 2003 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. **CHAIRMAN**

The chairman, Mr T M G Sexwale, presided.

2. **WELCOME**

The chairman welcomed all shareholders, representatives, directors and invitees to the twenty-third Annual General Meeting of Shareholders.

3. **QUORUM**

The chairman reported that 29 shareholders holding 52 395 872 shares, being 60,9% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 16 684 340 shares.

The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. **NOTICE OF MEETING**

It was agreed that the notice convening the meeting be taken as read.

5. **AUDITORS' REPORT**

The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2003, as issued to members, be taken as read.

6. **ANNUAL FINANCIAL STATEMENTS**

The Chairman proposed that the annual financial statements for the year ended 31 March 2003, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mr Gardner seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2003, incorporating the Chief Executive Officer's Review and the report of directors, be confirmed and adopted.

7. NON-EXECUTIVE DIRECTORS' REMUNERATION

It was unanimously agreed that the payment of an amount of R365 760 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. DIRECTORATE

The Chairman reported that in terms of the Company's Articles of Association, directors appointed during the year retain office only until the next Annual General Meeting of the Company. He noted that Messrs Krige, Willcox and himself who retired by rotation from the board at this meeting, were eligible and available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) **the re-election of the retiring directors be performed by means of a single resolution.**

2) **Messrs Krige, Willcox and Sexwale be re-elected as directors of the Company.**

9. UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)

Mr Sexwale reported that of the 213 981 646 unissued ordinary shares in the capital of the company, 10 699 082 ordinary shares are specifically reserved for the purposes of the company's share schemes. Accordingly it was requested that the general authority granted to directors to allot and issue the remaining 203 282 564 unissued shares upon such terms and conditions as they in their sole discretion may determine, be renewed subject to the terms and conditions as stipulated in the JSE Securities Exchange South Africa (JSE) Listings Requirements.

It was unanimously RESOLVED that ordinary resolution number 1 as contained in the notice of general meeting be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous resolution. He proposed the passing of ordinary resolution number 2 as contained in the notice of meeting.

It was RESOLVED, by unanimous vote, that ordinary resolution number 2 as contained in the notice of general meeting be approved.

11. **SPECIAL RESOLUTION NUMBER 1**

The Chairman noted that Special Resolution Number 1, as recorded in the Notice of Annual General Meeting, provided for the granting of a general authority to the Company's directors to repurchase, on behalf of the Company or a subsidiary company, issued shares in Trans Hex subject to the limitations as stipulated by the JSE and by the Companies Act. The Chairman commented that the Board had no immediate intention to use such authority but that the Board was of the opinion that the authority be in place should it become appropriate to undertake a share repurchase in the future.

It was **RESOLVED with no votes opposing, that Special Resolution Number 1, as recorded in the notice of Annual General Meeting, be approved.**

12. **CLOSURE**

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.

[signature]

CHAIRMAN

PAROW

30th Oct. 2003

TRANS HEX

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003


150
125
100
75
50
25
0
67,9
80,3
46,9
111,6
132,5
1999 2000 2001 2002 2003

Headline earnings per share (cents)


600
500
400
300
200
100
0
168.7
262.1
233.9
444.7
570.9
1999 2000 2001 2002 2003

Sales revenue (R million)


20
15
10
5
0
12,0
14,0
15,5
18,0
20,0
1999 2000 2001 2002 2003

Dividend per share (cents)



FINANCIAL HIGHLIGHTS

Headline earnings per share	▲ 18,7%
Sales revenue	▲ 28,4%
Cash from operations	▲ 18%
Dividend per share	▲ 11,1%

ABRIDGED CONSOLIDATED INCOME STATEMENT

	% Increase	SIX MONTHS ENDED 30/09/03 Reviewed R'000	30/09/02 Unaudited R'000	YEAR ENDED 31/03/03 Audited R'000
Sales revenue	28,4	570 895	444 673	972 220
Cost of sales	7,5	314 806	292 908	571 200
Depreciation of mining assets		58 472	62 522	116 272
Royalties: Namaqualand Diamond Fund Trust		17 022	12 287	28 086
Other costs		239 312	218 099	426 842
Mining income	68,7	256 089	151 765	401 020
Net financial income/(expenditure) (Note 1)		(49 642)	5 809	(20 257)
Exploration costs		(26 816)	(16 654)	(46 620)
Research and development		–	(2 541)	(2 635)
Share of results of associated companies		(3)	7	17
Profit before taxation	29,8	179 628	138 386	331 525
Taxation		66 752	47 631	106 480
Attributable income	24,4	112 876	90 755	225 045
Earnings per share (cents)				
– Basic	22,5	131,5	107,4	264,9
– Diluted	24,0	113,0	91,1	226,7
– Headline	18,7	132,5	111,6	270,2
Dividend per share (cents)	11,1	20,0	18,0	66,0
Total number of shares in issue ('000)		86 536	85 212	85 580
Weighted average issued shares ('000)		85 833	84 534	84 962

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	SIX MONTHS ENDED 30/09/03 Reviewed R'000	30/09/02 Unaudited R'000	YEAR ENDED 31/03/03 Audited R'000
Balance at 1 April	961 770	814 806	814 806
Net profit attributable to ordinary shareholders	112 876	90 755	225 045
Dividends paid	(41 164)	(31 176)	(46 582)
Translation differences on foreign subsidiaries	(27 367)	(1 979)	(28 223)
Fair value adjustment on available-for-sale financial assets	6 859	(10 131)	(11 262)
Issue of share capital	5 830	6 065	7 986
Balance at end of period	1 018 804	868 340	961 770

ABRIDGED CONSOLIDATED BALANCE SHEET

	SIX MONTHS ENDED 30/09/03 Reviewed R'000	SIX MONTHS ENDED 30/09/02 Unaudited R'000	YEAR ENDED 31/03/03 Audited R'000
ASSETS			
Property, plant and equipment	787 371	742 049	816 414
Goodwill	3 478	–	3 975
Investments and loans	122 429	63 073	109 592
Deferred taxation	20 331	23 453	22 006
Current assets	497 753	453 249	486 268
Inventory	122 309	126 340	106 640
Accounts receivable	86 544	21 267	40 795
Cash resources and equivalents	288 900	305 642	338 833
	1 431 362	1 281 824	1 438 255
EQUITY AND LIABILITIES			
Total shareholders' interest	1 018 804	868 340	961 770
Long-term liabilities	55 835	68 114	62 183
Deferred taxation	150 274	142 110	164 590
Deferred liabilities	36 171	33 273	34 360
Current liabilities	170 278	169 987	215 352
Short-term borrowings	11 933	10 620	11 169
Other	158 345	159 367	204 183
	1 431 362	1 281 824	1 438 255
Net asset value per share (cents)	1 177	1 019	1 124

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	SIX MONTHS ENDED 30/09/03 Reviewed R'000	SIX MONTHS ENDED 30/09/02 Unaudited R'000	YEAR ENDED 31/03/03 Audited R'000
Cash available from operating activities	239 950	203 299	453 908
Movements in working capital	(70 182)	7 719	(9 619)
Taxation paid	(105 525)	(29 287)	(31 321)
Dividend paid	(41 164)	(31 176)	(46 582)
Cash retained from operating activities	23 079	150 555	366 386
Cash employed	(73 012)	(109 372)	(292 012)
Fixed assets – Replacement	(5 816)	(6 928)	(11 387)
– Additional	(15 676)	(49 337)	(134 645)
Loan to Angolan joint ventures	(51 137)	(44 177)	(121 880)
Long-term liabilities	(6 348)	–	(10 357)
Instalment sale agreement	–	(9 708)	(9 708)
Investments, loans and issue of capital	5 965	778	(4 035)
Net cash flow for the period	(49 933)	41 183	74 374

2

	SIX MONTHS ENDED 30/09/03 Reviewed R'000	30/09/02 Unaudited R'000	YEAR ENDED 31/03/03 Audited R'000
1. Net financial income/(expenditure)			
Net financial income/(expenditure) consists mainly of the following principal categories:			
Interest received	5 408	16 042	21 390
Interest paid	(9 457)	(5 731)	(12 823)
Net foreign exchange loss	(44 372)	(3 720)	(27 485)
Rehabilitation provision – unwinding of discount	(1 221)	(782)	(1 339)
	(49 642)	5 809	(20 257)
2. Reconciliation of headline earnings			
Attributable income	112 876	90 755	225 045
Loss on sale of assets	476	3 579	4 554
Goodwill	348	–	–
Headline earnings	113 700	94 334	229 599
Headline earnings for the prior year corresponding period has been restated to reflect the impact of Circular 7/2002, issued by the South African Institute of Chartered Accountants in December 2002. Loss on sale of fixed assets, set out above, was not previously adjusted.			
3. Capital commitments (including amounts authorised, but not yet contracted)	40 778	106 559	87 843
These commitments will be funded out of own resources or borrowed funds.			
4. Segment information			
Revenue – Land	511 341	393 964	868 734
Revenue – Marine	59 554	50 709	103 486
Mining income – Land	245 874	148 274	395 411
Mining income – Marine	10 215	3 491	5 609

5. The **Accounting Policies** are consistent with the annual report and the corresponding prior year period (save for note 2 above) in accordance with International Financial Reporting Standards. These abridged financial statements comply with IFRS34. Income does not accrue evenly throughout the year and the income for the six months, therefore, does not necessarily represent half of a full financial year's income.

6. **Review by independent auditors.** PricewaterhouseCoopers Inc. has reviewed the interim results. A copy of their unqualified review report is available for inspection at the company's registered office.



High quality product

Financial summary

The board is pleased to report record interim results for the six months to 30 September 2003. Diamond sales were 22% higher in rand terms at R542,2 million (2002/03: R444,7 million) and 62% higher in dollar terms at US$69,8 million (2002/03: US$43,2 million) over the prior year corresponding period. The average rand exchange rate declined by 24,8% due to the stronger rand against the US dollar compared to the prior year corresponding period.

Attributable income increased 24,4% to R112,9 million (2002/03: R90,8 million) generating an 18,7% increase in headline earnings per share to 132,5 cents (2002/03: 111,6 cents). Mining income increased by 68,7% to R256,1 million (2002/03: R151,8 million). The continued focus on containing costs per carat produced has impacted positively on profitability. The provision for taxation, including secondary tax on companies, rose 40,1% to R66,8 million as a result of higher taxable income largely from increased sales and prudent cost containment.

Cash available from operating activities increased 18% to R240,0 million (2002/03: R203,3 million). Total diamond production amounted to 107 300 carats (2002/03: 106 000 carats).

Land operations

Carat production from Land Operations (excluding production from Hondeklip Bay which came to its end of mine life during January 2003) was 38% higher than for the prior year corresponding period. Increased production, together with higher than budgeted grades from the Lower Orange River Projects (Baken, Bloeddrif and Reuning), assisted in offsetting the impact of the strong rand.

Baken increased its production by 14% over the prior year corresponding period. The Baken Central Plant underwent minor modifications during the period and continues to perform satisfactorily. Negotiations for the implementation of 24 hours 7 days a week operations at Baken with the National Union of Mineworkers at both regional and central level, are ongoing.

The scour pool feature at Bloeddrif produced grades four times higher than originally anticipated. At Jakkalsberg the treatment of both stockpile and in situ gravel has produced satisfactory results while production from the Nxodap terrace, which was processed through the Suidhek plant, has exceeded expectations.

Saxendrift increased production by 9% over the prior year corresponding period. The operation continues to produce large average stone sizes in the region of 2,51 carats/stone. The new electronic security surveillance system was implemented during March 2003 contributing to the average stone size increasing by 4% over the last six months.

Exploration

Bulk sampling of the Niewejaarskraal property in the Middle Orange region was completed in June 2003. The surface Rooikoppie gravel yielded good grades and stone sizes, whereas the basal gravels are marginal under current economic conditions. Full production of Rooikoppie gravel has commenced with an estimated life of mine of three years.



The Ivan Prinsep conducting sampling operations in parts of the group's South African concessions.

Sampling on the Viegulands Put joint venture property, directly adjacent to Niewejaarskraal, is ongoing with results to date indicating similar Rooikoppie and basal grades to Niewejaarskraal. Drilling of the Remhoogte property has been completed reflecting extensive Rooikoppie gravel but discontinuous basal gravel.

Angola

Production at the Luarica concession is on schedule with improved stone sizes being achieved. The largest stone recovered since production commenced is a 76 carat stone. Consistently positive results established through trench sampling ahead of mining faces, have led to significant additions to mining reserves. A dredge sampling operation has been initiated on the Chiumbe River to evaluate the wider potential of the 20 km long concession.

Bulk sampling of the Fucauma concession commenced in July 2003. Extensive gravel terraces have been identified in the Cauma and Sampanho areas with a grade above 20 carats/100 m^3 and stone size of 0,4 and 0,7 carats/stone.

An aeromagnetic survey was conducted over the Gango kimberlite and alluvial exploration concession in the Cuanza Sul province. The results of the survey are encouraging and promising targets have been identified.

The Luana concession, to the east of the Luarica concession, has been secured and geological field mapping of the concession has commenced.

Marine

Total diamond production from the marine operations amounted to 13 805 carats. The bulk of the carat production emanated from the Northern and Southern sector shallow water diving operations, as the two deep-water mining vessels were both committed to charter agreements with De Beers Marine in Namibia.

The Mv Namakwa and Mv Ivan Prinsep contributed combined income after depreciation of approximately R5,1 million from their respective charter agreements. The continuance of the charter agreements is currently being negotiated. The Mv Ivan Prinsep is scheduled to conduct sampling operations in Trans Hex's South African concession areas in the latter part of 2003.

The rough diamond market

A shortage of rough supply has ensured that the rough diamond market has remained strong throughout the period. As the major producers pursue strategies that encourage their core customers to develop downstream opportunities, the Trans Hex production, characterised by its high quality and large stone sizes, remains an important source of rough to the open market. This has translated into sustained high demand levels and a strengthening of dollar prices. During the period, five gem quality stones in excess of fifty carats and one stone in excess of one hundred carats were sold.

In addition to regular South African sales, Trans Hex conducted two sales with a combined weight in excess of 36 000 carats during the period from the Angolan Luarica concession to ASCORP and SODIAM, the agencies responsible for purchasing Angolan mine productions. This production complements Trans Hex's South African portfolio of very high quality gems.

Richtersveld community

During the year Trans Hex submitted a proposal to the Government to acquire a 51% interest in Alexkor Limited and intends to discuss this proposal with the community. In 1998, the Richtersveld community lodged a claim against the State in respect of the Trans Hex mining lease area. Pursuant to the mining lease, Trans Hex pays a royalty of 4,5% on gross diamond sales.

Prospects

The group remains optimistic that current dollar diamond prices will be maintained or may even improve slightly although the current rand/dollar exchange rate will negatively affect results for the full year. The ongoing rationalisation of projects and the implementation of further stronger cost control measures should however help to mitigate the negative impact of a strong rand.

Dividend declaration

The Directors of Trans Hex have resolved to declare dividend number 46 of 20 cents per share for the interim period ended 30 September 2003.

Declaration date	Friday 31 October 2003
Last day to trade (cum dividend)	Friday 5 December 2003
First date of trading (ex dividend)	Monday 8 December 2003
Record date	Friday 12 December 2003
Payment date	Monday 15 December 2003

Share certificates may not be dematerialised or rematerialised between Monday 8 December 2003 and Friday 12 December 2003, both days inclusive.

By order of the Board

TMG Sexwale
Chairman

C Gardner
Chief Executive Officer

Parow
30 October 2003



Bridge over the Chiumbe River, Luarica project, Angola, constructed by Trans Hex

TRANS HEX

REGISTERED OFFICE

405 Voortrekker Road, Parow 7500, PO Box 723, Parow 7499

Registration number: 1963/007579/06
JSE share code: TSX **NSX share code:** THX
ISIN: ZAE000018552

TRANSFER SECRETARIES

South Africa: Computershare Ltd, PO Box 1053, Johannesburg 2000
Namibia: Transfer Secretaries (Pty) Ltd, PO Box 2401, Windhoek

DIRECTORATE

TMG Sexwale (Chairman)
BR van Rooyen (Deputy Chairman)
C Gardner (Chief Executive Officer)
WE Bührmann
E de la H Hertzog
DM Hoogenhout
AM Krige
MS Loubser
AC Louw
A Martin
MJ Willcox

GJ Zacharias (Company Secretary)

www.transhex.co.za

GRAPHICOR 29735